UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Creative Realities, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22530J309
(CUSIP Number)

Richard C. Mills 13100 Magisterial Drive, Suite 100 Louisville, Kentucky 40223 (502) 791-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J309	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Mills
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 969,260(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 969,260(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,260(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 286,601 shares owned by the Reporting Person individually, (ii) 320,000 shares purchasable upon the exercise of outstanding vested options owned by the Reporting Person individually, (iii) 333,334 shares purchasable upon the exercise of outstanding performance-restricted options owned by the Reporting Person individually, the vesting of which requires achievement of certain targeted shares prices, and (iv) 29,325 shares owned by RFK Communications, LLC ("RFK"). The Reporting Person serves as the sole manager of RFK and has sole voting and investment power over shares of the issuer held by RFK.

(2)	Based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2023, plus 653,334 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock beneficially owned by the Reporting Person.

CUSIP No. 22530J309	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

The name of the issuer is Creative Realities, Inc., a Minnesota corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 13100 Magisterial Drive, Suite 100, Louisville, Kentucky 40223. This Schedule 13D relates to the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”).

This Schedule 13D is being filed to disclose prior acquisitions of Common Stock by the Reporting Person, all of which were previously reported on Form 3, 4 and 5 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, and disclosed in other filings of the Issuer made on Forms 10-Q, Forms 10-K, and proxy statements. All share and price information set forth in this Schedule 13D has been adjusted to reflect the Issuer’s 1-for-30 and 1-for-3 reverse stock splits effective on October 17, 2018 and March 27, 2023, respectively.

Item 2.  Identity and Background.

(a), (f)   The person filing this statement is Richard C. Mills (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 13100 Magisterial Drive, Suite 100, Louisville, Kentucky 40223.

(c)  The Reporting Person serves as the Chief Executive Officer and Chairman of the Issuer.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Conexus Merger Shares, as described in Item 5 below, were acquired by the Reporting Person directly, and indirectly through RFK Communications, LLC, as merger consideration in the Conexus Merger, and as a result of the conversion of Series A-1 Convertible Preferred Stock issued to the Reporting Person in the Conexus Merger, as further described in Item 5 below. The Shares acquired by the Reporting Person on August 22, 2022, August 23, 2022 and August 21, 2023, as described in Item 5 below, were purchased using the Reporting Person’s personal funds. All other Shares described in Item 5 below have been issued to the Reporting Person in connection with his services to the Issuer as the Issuer’s Chief Executive Officer.

Item 4.  Purpose of Transaction.

As of the date hereof, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

CUSIP No. 22530J309	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a), (b)    The Reporting Person currently beneficially owns an aggregate of 969,260 shares of Common Stock, which represents 8.8% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 10,409,027 shares of Common Stock outstanding as of November 9, 2023 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2023). The following summarizes the Reporting Person’s acquisition and disposition of Common Stock, all of which have been previously reported on Form 3, 4 and 5 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Form 10-Q, Form 10-K, and proxy statements.

RFK directly holds 29,325 shares of Common Stock, which represents 0.3% of the outstanding Common Stock. On October 15, 2015, the Reporting Person and RFK received certain securities in connection with the Issuer’s acquisition of Conexus World Capital, LLC (“Conexus”) via merger (the “Conexus Merger”). In the Conexus Merger, RFK acquired a Secured Convertible Promissory Note for $150,000, which was convertible into approximately 182,608 Shares, including interest through November 30, 2016. RFK transferred its rights under such note to another noteholder of the Issuer on January 17, 2017 for $565,000. In the Conexus Merger, RFK also received 29,325 shares of Common Stock (the “RFK Merger Shares”) and a Warrant to purchase 2,977 shares of Common Stock at $25.14 per share. Such warrant expired by its terms on October 15, 2020.

Currently, the Reporting Person directly owns 286,601 shares of Common Stock, 320,000 shares of Common Stock purchasable upon the exercise of outstanding vested options owned by the Reporting Person individually, and 333,334 shares of Common Stock purchasable upon the exercise of outstanding performance-restricted options owned by the Reporting Person individually, the vesting of which requires achievement of certain targeted shares prices. As the sole manager of RFK, the Reporting Person also has beneficial ownership of the 29,325 shares of Common Stock directly held by RFK. Collectively, these shares of Common Stock represent 8.74% of the outstanding Common Stock. In connection with the Conexus Merger, the Reporting Person received (i) an aggregate of 1,367,268 shares of Series A-1 Convertible Preferred Stock of the Issuer from October 15, 2015 through September 27, 2017 (consisting of merger consideration and accrued payment-in-kind dividends) that were converted on September 27, 2017 into 60,251 shares of Common Stock, (ii) 71,634 shares of Common Stock as merger consideration, and (iii) 35,534 shares of Common Stock in connection with an agreement reached on September 1, 2017 by the Issuer and the prior shareholders of Conexus to resolve certain disputes related to the Conexus Merger. The shares of Common Stock described in subparagraphs (i)-(iii) are referred to as the “Mills Merger Shares,” and collectively with the RFK Merger Shares as the “Conexus Merger Shares.”

On December 14, 2018, the Reporting Person received a restricted stock award of 55,555 shares of Common Stock in consideration of his executive services provided to the Issuer. Restriction on 44,444 shares subject to such restrictions lapsed immediately, and on September 18, 2019, the restrictions on the remaining 11,111 restricted shares of Common Stock lapsed. The Issuer granted to the Reporting Person options to purchase 160,000 shares of Common Stock pursuant to an agreement dated June 1, 2020 between the Issuer and the Reporting Person and remained subject to approval by the Issuer’s stockholders of an amendment to its 2014 Stock Incentive Plan (the "Amendment"). The Amendment was approved by stockholders, and such options to acquire 160,000 shares vested in three equal installments on June 1 of 2021, 2022 and 2023.

On June 1, 2020, the Issuer granted the Reporting Person an option to purchase 160,000 shares of Common Stock. The option was scheduled to vest in three equal annual installments subject to the satisfaction of certain performance criteria for each of the fiscal years ending December 31, 2020, 2021, and 2022. The performance criteria set forth in such option was satisfied and such option was fully vested as of March 30, 2023.

On June 15, 2022, Issuer issued to the Reporting Person an option to purchase 333,334 Shares. The option becomes exercisable, if at all, based on the price per share of the Common Stock as follows: 16,667 shares vest at a share target price of $6.00; 33,333 shares vest at a share target price of $9.00; 50,000 shares vest at a share target price of $12.00; 66,667 shares vest at a share target price of $15.00; 83,333 shares vest at a share target price of $18.00; and 83,334 shares vest at $19.20 per share.

CUSIP No. 22530J309	13D	Page 5 of 6 Pages

On August 22 and 23, 2022, the Reporting Person purchased 8,625 shares of Common Stock at $1.86 per share and 5,000 shares of Common Stock at $1.91 per share, respectively, in open market purchases. On August 21, 2023, the Reporting Person purchased 50,000 shares of Common Stock at $2.00 per share in the Issuer’s public offering.

(c)    There have been no transactions in the class of securities reported on that were effected within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except with respect to the Reporting Person’s receipt of options to purchase shares of Common Stock under the Issuer’s 2014 Stock Incentive Plan, as amended, including the Option Agreements and amendments thereto attached as Exhibits 10.1-10.4, which are hereby incorporated by reference, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

10.1	Stock Option Agreement dated June 1, 2020 between the Issuer and Rick Mills.

10.2	Form of Letter Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s report on Form 8-K filed with the SEC on June 3, 2020)

10.3

Amendment to Stock Option Agreement dated June 15, 2022 between the Issuer and Rick Mills (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 17, 2022)

10.4

Stock Option Agreement dated June 15, 2022 between the Issuer and Rick Mills (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on June 17, 2022)

CUSIP No. 22530J309	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard C. Mills
Richard C. Mills

February 15, 2024